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                  1997 Special Compensation Incentive Plan for
            Key Employees of Stant Corporation and Its Subsidiaries


         1. Adoption and Purpose of the Plan. Stant Corporation, a Delaware corporation (the "Company"), hereby adopts this 1997 Special Compensation Incentive Plan for Key Employees of Stant Corporation and Its Subsidiaries (the "Plan") in order to provide a cash payment to executives of the Company and its subsidiaries whose options under the 1993 Stock Option Plan for Key Employees of Stant Corporation and Its Subsidiaries, as amended, (the "Stock Option Plan"), may become null and void as a result of the failure to receive approval by the shareholders of the Company of the amendments to the Stock Option Plan adopted by the Board of Directors of the Company (the "Board") on October 30, 1996.

         2. Participation and Benefits. Except as provided in the following paragraph, each executive of the Company and its subsidiaries who was granted an option under the Stock Option Plan on or after October 30, 1996, which was subject to the approval of the shareholders of the Company, shall receive a cash payment, as soon as practicable (but in no event less than one day) after the merger of the Company and a subsidiary of Tomkins PLC following consummation of the tender offer for shares of the common stock of the Company, par value $.01 per share ("Common Stock"), by Tomkins PLC or any affiliate thereof, equal to the product of (a) the number of shares of Common Stock subject to each such option held by such executive and (b) $21.50 less the option price applicable to such option.

         Such payment shall be made if, and only if, (a) such option would have been exercisable under the terms of Section 7 of the Stock Option Plan at the time of consummation of such tender offer and (b) the holder of such option shall have surrendered such option, unexercised, to the Company.

         3. Administration. Full power and authority to construe, interpret and administer the Plan shall be vested in a Committee of the Board (the "Committee"). Decisions of the Committee shall be final, conclusive and binding upon all parties. The Board has all the power and authority of the Committee and may act in lieu of the Committee at any time.

         4. Nontransferability. No right to receive any payments under the Plan shall be transferable or assignable



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by a participating employee other than by will or the laws of descent and distribution or pursuant to a domestic relations order. The designation of a beneficiary does not constitute a transfer.

         5. Amendment and Termination. This Plan may be amended, suspended or terminated by action of the Board.

         6. Unsecured Obligation. The Plan shall not create a trust or separate fund of any kind or a fiduciary relationship between the Company or any subsidiary and a participating employee. To the extent that any person has a right to receive payments from the Company or any subsidiary under the Plan, such right shall be no greater than the right of any unsecured general creditor of the Company or a subsidiary.

         7. Withholding. The Company or any subsidiary may withhold from any payment due under the Plan the amount of withholding taxes due in respect of such payment and take such other action as may be necessary in the opinion of the Company or a subsidiary to satisfy all obligations for the payment of such taxes.

         8. Other Compensation Arrangements. Nothing contained in the Plan shall prevent the Company or any subsidiary from adopting or continuing in effect other or additional compensation arrangements and such arrangements may be either generally applicable or applicable only in specific cases.

         9. No Right to Employment. Nothing in the Plan shall limit the right of the Company or any subsidiary to dismiss a participating employee from employment at any time, free from any liability or any claim under the Plan.

         10. Effectiveness of Plan. The Plan shall become effective as of April 9, 1997, the date as of which this Plan is adopted by the Board.